Filed pursuant to Rule 253(g)(2)
File No. 024-11014

JUVA LIFE INC.

OFFERING CIRCULAR SUPPLEMENT NO. 1
to the Offering Circular qualified on August 20, 2019

Dated: June 3, 2020

This offering circular supplement no. 1 (this “Supplement”) relates to the offering circular of Juva Life Inc., a British Columbia corporation (the “Company”), filed on August 16, 2019, as qualified by the Securities and Exchange Commission on August 20, 2019, pursuant to which the Company has conducted a Regulation A, Tier 2 offering of up to 57,000,000 units of the Company at a purchase price of $0.50 USD per unit, with each unit comprised of one common share of the Company, with no par value per share, and one-half of one common share purchase warrant to purchase one additional common share at an exercise price of $0.75 USD over an 18-month exercise period following the date of issuance (the “Offering”).

The purpose of this Supplement is to inform investors that effective May 31, 2020 (the “Termination Date”), the Board of Directors of the Company elected to terminate the Offering. Following the Termination Date, no additional selling efforts or sales will be made pursuant to the Offering. Shareholders of the Company will continue to receive updates regarding the Company’s business, results of operations and financial condition through periodic reports required to be filed with the Securities and Exchange Commission pursuant to Regulation A under the Securities Act of 1933, as amended.